

January 5, 2018

Via E-mail
Donald J. Stebbins
Chief Executive Officer and President
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, Michigan 48033

> **Re:** **Superior Industries International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2016**
> **Filed March 3, 2017**
> **File No. 1-06615**

Dear Mr. Stebbins:

We refer you to our comment letter dated December 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance